                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                          SUBMICRON SYSTEMS CORPORATION
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)

                                    86431310
                                 (CUSIP Number)

                                Robert J. Wickey
                       Equinox Investment Partners, L.L.C.
                        405 Lexington Avenue, 21st Floor
                            New York, New York 10174
                                 (212) 883-4600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1998
             (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 2 OF 7
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         THE KB MEZZANINE FUND II, L.P.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                    21,595,837
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                21,595,837
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,595,837
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          52.3%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------                                                   -----------
CUSIP NO. 86431310                                                   PAGE 3 OF 7
------------------                                                   -----------

--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON

         CELERITY SILICON, L.L.C.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                 7     SOLE VOTING POWER
SHARES
BENEFICIALLY                     5,398,959
OWNED BY EACH         ----------------------------------------------------------
REPORTING                 8     SHARED VOTING POWER
PERSON WITH
                                 0
                      ----------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                 5,398,959
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,398,959
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 2 (the "Amendment") amends the Schedule 13D (as previously amended, the "Statement") previously filed by (i) The KB Mezzanine Fund II, L.P., a Delaware limited partnership ("KBMF II"), and (ii) Celerity Silicon, L.L.C., a Delaware limited liability company ("Celerity"). This Amendment relates to the common stock, par value $0.0001 per share, of SubMicron Systems Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6330 Hedgewood Drive, No. 150, Allentown, Pennsylvania 18106. Capitalized terms used but not defined herein have the meanings set forth in the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

        There is no change to the information called for by this item and previously disclosed in the Statement, except that Michael H. Khougaz and Mary
E. Ochsner are no longer managing members of Equinox.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        KBMF II and Celerity acquired warrants to purchase 16,000,000 shares and 4,000,000 shares, respectively, of the Company's common stock in a private placement on December 4, 1998. Pursuant to this private placement, KBMF II and Celerity purchased the warrants together with subordinated debt securities in the total principal amount of $4,000,000, all for a total purchase price of $4,000,000. In addition, KBMF II and Celerity acquired warrants to purchase 302,743 shares and 75,686 shares, respectively, of the Company's common stock, together with additional subordinated debt securities in the total principal amount of $525,596, in payment of past due interest on other subordinated debt securities previously issued to KBMF II and Celerity. Each warrant is exercisable to purchase one share of the Company's common stock at an exercise price of $0.52 per share. The funds used by KBMF II and Celerity to acquire the debt securities and warrants were obtained from capital contributions by their limited partners or members, as applicable. Except as set forth above, there is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 4. PURPOSE OF TRANSACTION.

        Each of the reporting persons acquired the additional warrants referred to above for its investment purposes pursuant to a Subscription Agreement dated as of December 4, 1998. A copy of the Subscription Agreement is included as
Exhibit 1 to this Amendment. Except as set forth above, there is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        This Amendment is being filed to report that on December 4, 1998, KBMF II and Celerity acquired the additional warrants as set forth above. Except as set forth above, there is no change to the information called for by this item and previously disclosed in the Statement.


                                  (Page 4 of 7)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Each of the reporting persons entered into a Subscription Agreement with the Company, as described above, pursuant to which the additional subordinated debt securities and warrants were issued. The Subscription Agreement contains various customary representations, warranties, indemnities, conditions and covenants. A copy of the Subscription Agreement is included as Exhibit 1 to this Amendment and is incorporated herein by reference.

        The terms and conditions of the additional warrants are set forth therein, including but not limited to (i) their exercise price of $0.52 per share, (ii) the period of exercisability, which commences the date of issuance and expires on November 26, 2007, (iii) certain anti-dilution provisions intended to preserve the warrant holders' percentage ownership of the Company's equity securities in the event of stock splits, below-market issuances and the like, (iv) provisions allowing for the cashless exercise of the warrants by surrendering shares otherwise issuable upon exercise, or by surrendering subordinated notes payable by the Company, in payment of the exercise price of the warrants, and (v) customary "demand" and "piggyback" registration rights with respect to the Company's common stock underlying the warrants. The form of warrants is included as Exhibit 2 to this Amendment and is incorporated herein by reference.

        The reporting persons have agreed that, in lieu of cash interest payments otherwise due on or before October 31, 1999 on account of the subordinated notes of the Company held by each of them, the Company may issue additional subordinated notes in a principal amount equal to the amount of the cash interest otherwise due, together with additional warrants to purchase 720 shares of the Company's common stock for each $1,000 principal amount of additional subordinated notes so issued. Any additional warrants so issued will have the same terms and conditions as the warrants issued on December 4, 1998 and attached as Exhibit 2 to this Amendment. The exercise price of such additional warrants will be equal to 110% of the fair market value, defined as the average of the closing bid and asked price, of the underlying Company common stock on the date the warrant is issued.

        On January 19, 1999, Robert J. Wickey, Kevin Lynch and Bonaparte Liu, as representatives of KBMF II, were elected to the Company's Board of Directors pursuant to the provisions of the Stockholders Agreement. Michael J. Khougaz has ceased to be a member of the Company's Board of Directors. Except as set forth above, there is no change to the information called for by this item and previously disclosed in the Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1.    Form of Subscription Agreement.

        Exhibit 2.    Form of Warrant.

        Exhibit 3.    Joint Filing Agreement.


                                 (Page 5 of 7)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 26, 1999      THE KB MEZZANINE FUND II, L.P.

                             By:    EIP Capital Partners, L.P.
                             Its:   General Partner

                                    By:  Equinox Investment Partners, L.L.C.

                                    /s/  Robert J. Wickey
                                    --------------------------------------------
                                    By:  Robert J. Wickey
                                    Its: Managing Member


Dated: January 26, 1999      CELERITY SILICON, L.L.C.

                             /s/   Mark R. Benham
                             ---------------------------------------------------
                             By:   Mark R. Benham
                             Its:  Managing Member


                                  (Page 6 of 7)

                                  EXHIBIT INDEX


        Exhibit 1.    Form of Subscription Agreement.

        Exhibit 2.    Form of Warrant.

        Exhibit 3.    Joint Filing Agreement.


                                  (Page 7 of 7)